February 27, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Angie Kim

Re:	Canada

Registration Statement on Schedule B

File No. 333-283961

Dear Ms. Kim:

Reference is made to the Registration Statement on Schedule B (No. 333-283961) of the Government of Canada (the “Registrant”), initially filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2024, as amended by Amendment No. 1 thereto filed with the Commission on February 18, 2025 (together, the “Registration Statement”).

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 5:00 p.m. Eastern Time on February 27, 2025, or as soon as practicable thereafter.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Milbank LLP, by calling Paul Denaro at (212) 530-5431, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Thank you for your assistance in this matter.

[Signature page follows]

Very truly yours,

Canada

By:	/s/ Matthew Emde

Matthew Emde
Director General
Funds Management Division
Financial Sector Policy Branch
Department of Finance
Government of Canada

[Signature Page to Acceleration Request]